AMENDED SCHEDULE A
                                    TO THE
                            HERITAGE SERIES TRUST
                            SUBADVISORY AGREEMENT
                                   BETWEEN
                       HERITAGE ASSET MANAGEMENT, INC.
                                     AND
                         EAGLE ASSET MANAGEMENT, INC.

      As compensation pursuant to section 4 of the Subadvisory Agreement between Heritage Asset Management, Inc. (the "Manager") and Eagle Asset Management, Inc. (the "Subadviser"), the Manager shall pay the Subadviser a subadvisory fee, computed and paid monthly, at the following percentage rates of each Portfolio's average daily net assets under management by the
Subadviser:

(1)   For the Value Equity Fund:                            .375%

(2)   For the Small Cap Stock Fund:

            Up to and including $50 million                 .500%

            In excess of $50 million                        .375%

(3)   For the Growth Equity Fund:                           .375%


In addition, for the Mid Cap Growth Fund: The Manager shall pay the Subadviser at an annual rate equal to 50% of the fees payable to the Manager by the Fund, without regard to any reduction in fees actually paid to the Manager as a result of voluntary fee waivers by the Manager.








Dated:      December 29, 1994, as last amended on September 29, 1997